SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________

FORM 6-K

____________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  October 27, 2005

CE FRANKLIN LTD.

By: "signed"

Name: Denise Jones

Title:    Controller

NEWS RELEASE

FOR IMMEDIATE RELEASE

CE Franklin Ltd. announces record third quarter results

Calgary, Alberta, October 27, 2005 - CE FRANKLIN LTD. (TSX.CFT, AMEX.CFK) announced its results for the third quarter ended September 30, 2005.

CE Franklin reported record third quarter net income of $4.2 million or $0.22 per share (diluted) as compared to net income of $1.2 million or $0.07 per share (diluted) for the comparable period in 2004.

Financial Highlights

	Three Months Ended		Nine Months Ended		Year Ended
	September 30		September 30		December 31
	2005	2004	2005	2004	2004
	(unaudited)		(unaudited)

Sales	$121.8	$78.2	$342.1	$234.3	$338.7

Gross Profit	22.0	14.4	63.8	41.2	60.2
Gross Profit - %	0.2%	0.2%	0.2%	0.2%	0.2%

EBITDA(1)	8.3	3.4	24.9	10.0	15.9
EBITDA(1) as a % of sales	0.1%	0.0%	0.1%	0.0%	0.0%

Net income	$4.2	$1.2	$12.6	$3.3	$6.1
Per share
Basic	$0.25	$0.07	$0.73	$0.19	$0.36
Diluted	$0.22	$0.07	$0.68	$0.19	$0.35

Sales increased 55.7% to $121.8 million for the quarter ended September 30, 2005 as compared to $78.2 million for the quarter ended September 30, 2004.    Well completions (excluding dry and service wells) were down by 2.2% to 5,273 wells completed for the three months ended September 30, 2005 compared to 5,389 wells for the three months ended September 30, 2004.  Average rig count for the quarter ended September 30, 2005 was 538 active rigs, which represents a 66.6% increase as compared to the quarter ended September 30, 2004.  The 55.7% improvement in sales reflects strong commodity prices, improved industry economics resulting in an increase in drilling activity, coupled with an increase in market share for all product groups as a result of the Company's service, sales and marketing efforts.

EBITDA(1) for the quarter ended September 30, 2005 increased 142.6% to $8.3 million from $3.4 million for the quarter ended September 30, 2004.  The $43.6 million increase in sales resulted in an incremental flow through to EBITDA of 11.2% and 6.9% to net income.  EBITDA and net income as a percentage of sales increased to 6.8% and 3.5%, respectively, for the quarter ended September 30, 2005.

Net income for the nine months ended September 30, 2005 increased to $12.6 million or $0.68 per share (diluted) as compared to $3.3 million or $0.19 per share (diluted) for the comparable 2004 period.

"The Company's strategies have resulted in CE Franklin breaking its previous record for annualized EPS ($0.65 per share diluted in 1997) with one quarter still remaining," said Michael West, Chairman, President and CEO.  "This is the 3rd quarter in a row the Company has achieved record breaking results for the comparable quarter, and the 12th quarter in a row with year over year improvement."

Outlook

Activity levels have increased in the third quarter and strong commodity prices have supported the demand for CE Franklin's products and services in Canada.  Many industry watchers are predicting high levels of activity during Q4 2005 as well as all of 2006.  As a result, CE Franklin's management remains optimistic regarding the continuation of strong demand for the Company's products and services in Canada.

CE Franklin is committed to outperforming market activity.

Conference Call and Webcast Information

A conference call to review the quarter ended September 30, 2005, which is open to the public, will be held on Friday, October 28, 2005 at 11:00 a.m. Eastern Time (9:00 a.m. Mountain Time).

Participants may join the call by dialing 1-800-814-4857 at the scheduled time of 11:00 a.m. Eastern Time.  For those unable to listen to the live conference call, a replay will be available at approximately 1:00 p.m. Eastern Time on the same day by calling 1-877-289-8525 and entering the pass code of 21156776# and may be accessed until midnight Friday, November 4, 2005.

The call will also be webcast live at: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1254880 and will be available on the Company's website at http://www.cefranklin.com.

Michael West, Chairman, President and Chief Executive Officer will lead the discussion and will be accompanied by Sam Secreti, Vice President and Chief Financial Officer.  The discussion will be followed by a question and answer period.

For Further Information Contact:

Michael West Chairman, President and CEO (403) 531-5602	Sam Secreti Vice President and CFO (403) 531-5603

_______________________________

(1) EBITDA represents income from continuing operations before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company's ongoing operating activities, as it reflects the Company's earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management in determining revenue and expense efficiency as it relates to increasing or decreasing revenues.  EBITDA is not intended as an alternative to income from continuing operations or net income as an indicator of the Company's operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.  A reconciliation of EBITDA to income from continuing operations can be found in the Company's Management's Discussion and Analysis.

Management's Discussion and Analysis as at October 27, 2005

for the Quarter Ended September 30, 2005

(All amounts shown in Canadian dollars unless otherwise specified.)

Forward Looking Statements

Certain statements contained in this news release constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995.  These "forward-looking" statements have been identified by using words such as "would", "expected", "believe" and similar phrases and include all statements relating to planned activity, sales levels, capital expenditures and statements concerning liquidity and capital resources.  There are numerous risks and uncertainties that can affect the outcome and timing of such events, including many factors beyond the control of the Company. These factors include, but are not limited to, economic conditions, seasonality of drilling activity, the loss of a major supplier of tubular goods, commodity prices including oil and gas, currency fluctuations and government regulations. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, the Company's actual results and plans for 2005 and beyond could differ materially from those expressed in the forward looking statements.  CE Franklin Ltd. assumes no obligation to update publicly any forward looking statements whether as a result of new information, future events or otherwise.  For a discussion of other risk factors, which could impact CE Franklin Ltd., please review CE Franklin' s Annual Report on Form 20-F for the year ended December 31, 2004 as filed with the Securities and Exchange Commission.

Management's Discussion and Analysis as at October 27, 2005

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is provided to assist readers in understanding CE Franklin Ltd.'s ("CE Franklin" or the "Company") financial performance during the periods presented and significant trends that may impact future performance of CE Franklin.  This discussion should be read in conjunction with both the Financial Statements of CE Franklin and the related notes thereto and the Management's Discussion and Analysis included in the Company's December 31, 2004 Annual Report.

The selected financial data presented below is presented in Canadian dollars and in accordance with Canadian generally accepted accounting principles, or "Canadian GAAP".

Overview

CE Franklin distributes pipe, valves, flanges, fittings, production equipment and other general oilfield supplies to producers of oil and gas in Canada through its 41 branches, which are situated in towns and cities that serve particular oil and gas fields of the western Canadian sedimentary basin.  In addition, the Company distributes general oilfield supplies to the oilsands, refining, heavy oil and petrochemical and non-oilfield related industries such as the forestry and mining industries.

The Company also distributes tubular products, including the steel pipe that is used to line oil and gas wells, the tubing that is used to bring the production to the surface and the line pipe for oil and gas gathering systems, to producers of oil and gas in Canada. Tubular product sales are made from the Company's headquarters in Calgary, Alberta, where most Canadian oil and gas producers also have their headquarters.  Deliveries of tubular products are made directly from the field inventories of the manufacturers or from Company-owned inventory to the well site or the site where surface line pipe will be laid.

Results of operations

The following table summarizes CE Franklin's results of operations.

(in thousands of Cdn. dollars except per share data)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
	(unaudited)		(unaudited)
Statements of Operations

Sales	121,809	78,232	342,080	234,266
Gross Profit	21,977	14,390	63,804	41,189
Gross Profit - %	0.2%	0.2%	0.2%	0.2%

Other expenses (income)
Selling, general and administrative expenses	13,853	11,011	38,966	31,236
Amortization	1,207	1,107	3,553	3,236
Interest	443	345	1,445	1,019
Other	(176)	(42)	(104)	(17)
	15,327	12,421	43,860	35,474

Income before income taxes	6,650	1,969	19,944	5,715
Income tax expense	2,436	771	7,383	2,412
Income from continuing operations	4,214	1,198	12,561	3,303
Loss from discontinued operations	-	-	-	(27)
Net income	4,214	1,198	12,561	3,276

Net income per share
Basic	$0.25	$0.07	$0.73	$0.19
Diluted	$0.22	$0.07	$0.68	$0.19

EBITDA (1)	8,300	3,421	24,942	9,970
EBITDA as a % of sales	0.1%	0.0%	0.1%	0.0%
Net income as a % of sales	0.0%	0.0%	0.0%	0.0%

(1) EBITDA represents income from continuing operations before interest, taxes, depreciation and amortization.  EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  Management believes that EBITDA, as presented, represents a useful means of assessing the performance of the Company's ongoing operating activities, as it reflects the Company's earnings trends without showing the impact of certain charges.  The Company is also presenting EBITDA, incremental flow through to EBITDA and EBITDA as a percentage of sales because it is used by management in determining revenue and expense efficiency as it relates to increasing or decreasing revenues.  EBITDA is not intended as an alternative to income from continuing operations or net income as an indicator of the Company's operating performance, as an alternative to any other measure of performance in conformity with generally accepted accounting principles or as an alternative to cash flow from operating activities as a measure of liquidity.  Not all companies calculate EBITDA in the same manner and EBITDA does not have a standardized meaning prescribed by GAAP.  Accordingly, EBITDA, as the term is used herein, is unlikely to be comparable to EBITDA as reported by other entities.  A reconciliation of EBITDA to income from continuing operations can be found in the Company's Management's Discussion and Analysis.

The following is a reconciliation of income from continuing operations to EBITDA:

(in thousands of Cdn. dollars)

	Three months ended September 30		Nine months ended September 30
	2005	2004	2005	2004
Income from continuing operations	$4,214	$1,198	$12,561	$3,303
Interest expense	443	345	1,445	1,019
Income tax expense	2,436	771	7,383	2,412
Amortization	1,207	1,107	3,553	3,236
EBITDA	$8,300	$3,421	$24,942	$9,970

Results of Operations - For the Three and Nine Months Ended September 30, 2005

The Company's sales are dependent upon the level of oil and gas exploration and production activity in the Western Canadian Sedimentary basin.  This activity may be influenced by large swings in oil and gas commodity prices.

The price of oil and gas as at September 30, 2005 was U.S. $66.18 per bbl (West Texas Intermediate) and Cdn. $10.15 per MMBTU (AECO spot) respectively.  This compares to U.S. $49.65 per bbl (West Texas Intermediate) for oil and Cdn. $5.35 per MMBTU (AECO spot) for gas as at September 30, 2004.

The Company uses oil and gas well completions and average rig counts as general industry activity measures.  Well completions (excluding dry and service wells) were down by 2.2% to 5,273 wells for the three months ended September 30, 2005 compared to 5,389 wells for the three months ended September 30, 2004.  Well completions for the first nine months of 2005 were down by 6.3% to 13,828 wells compared to 14,750 wells in the first nine months of 2004. The average rig count increased 66.6% to 538 rigs for the three months ended September 30, 2005 from 323 rigs in the same period last year. Overall average rig count for the first nine months of 2005 was up by 19.1% to 424 rigs compared to 356 rigs in the first nine months of 2004.  Well completions and average rig counts typically increase in the third quarter of each year as compared to the second quarter as spring breakup in Canada ends. Spring breakup occurs in the second quarter as warm weather returns and the winter's frost comes out of the ground resulting in secondary roads becoming incapable of supporting heavy equipment until the roads have dried out.

Sales

Sales for the quarter ended September 30, 2005 increased 55.7% or $43.6 million to $121.8 million from $78.2 million for the quarter ended September 30, 2004. Sales for the nine months ended September 30, 2005 increased $107.8 million or 46.0% to $342.1 million compared to $234.3 million for the nine months ended September 30, 2004. The sales increase was due to strong commodity prices and improved industry economics coupled with an increase in market share from sales to new customers and increased sales to existing customers.  Sales also increased due to an increase in prices to customers to reflect the increase in the price of steel, which is used in many of the products the Company distributes.

Gross Profit

Gross profit increased 52.7% to $22.0 million for the quarter ended September 30, 2005 from $14.4 million for the quarter ended September 30, 2004.  Gross profit margins decreased marginally to 18.0% for the quarter ended September 30, 2005 from 18.4% for the quarter ended September 30, 2004 due to a large low margin line pipe sale during the quarter.

Gross profit for the first nine months of 2005 increased 54.9% to $63.8 million from $41.2 million for the first nine months of 2004. Gross profit margins increased to 18.7% in the first nine months of 2005 from 17.6% in the first nine months of 2004.

The overall improvement in gross profit margins for the nine months ended September 30, 2005 is a result of margin initiatives implemented by the Company in 2003, which include offshore procurement, standardization of certain product lines and a more disciplined procurement practice.  The Company did not implement price increases to customers in 2004 and 2005 over and above price increases by the Company's suppliers as a result of the rise in steel prices.

Selling, General and Administrative Costs (SG&A)

SG&A costs increased $2.8 million or 25.8% to $13.9 million for the quarter ended September 30, 2005 from $11.0 million for the quarter ended September 30, 2004.  SG&A costs increased $7.7 million or 24.7% to $39.0 million for the nine months ended September 30, 2005 compared to $31.2 million for the nine months ended September 30, 2004. The increase in SG&A for the three and nine months ended September 30, 2005 relates to salaries and benefits for new employees hired to support the increase in sales for the three and nine months ended September 30, 2005, employee performance pay incentives and agents' commissions due to the increase in sales.

The total number of employees increased 17.5% to 362 employees as at September 30, 2005 compared to 308 employees as at September 30, 2004. Revenue per employee for the first three and nine months ended September 30, 2005 increased 32.5% and 24.2%, respectively, as compared to the previous year.  The improvement reflects standardization of processes and procedures, whereby all internal processes are performed consistently throughout the Company's operations resulting in process improvement efficiencies.

EBITDA(1)

EBITDA(1) for quarter ended September 30, 2005 increased $4.9 million or 142.6% to $8.3 million compared to $3.4 million for the quarter ended September 30, 2004. The $43.6 million increase in sales resulted in an 11.2% incremental flow through to EBITDA. EBITDA as a percentage of sales was 6.8% for the quarter ended September 30, 2005 versus 4.4% for the quarter ended September 30, 2004. EBITDA is a supplemental non-GAAP financial measure used by management, as well as industry analysts, to evaluate operations.  For a reconciliation of income from continuing operations to EBITDA, please see page 4.

EBITDA(1) for the nine months ended September 30, 2005 increased 150.2% to $24.9 million compared to $10.0 million for the nine months ended September 30, 2004. EBITDA as a percentage of sales increased to 7.3% for the first nine months of 2005 compared to 4.3% for the first nine months of 2004.

Income Before Income Taxes

Income before income taxes improved $4.7 million to $6.7 million for the quarter ended September 30, 2005 compared to $2.0 million for the quarter ended September 30, 2004.  The improvement is a result of the $7.6 million increase in gross profit offset by the $2.8 million increase in SG&A and an increase of $64,000 in other costs. Other costs include amortization, interest expense and foreign exchange. The $43.6 million increase in sales for the quarter ended September 30, 2005 resulted in a 10.7% incremental flow through to income before income taxes.

Income before income taxes for the nine months ended September 30, 2005 was $19.9 million compared to $5.7 million for the nine months ended September 30, 2004. The improvement is a result of the $22.6 million increase in gross profit offset by the $7.7 million increase in SG&A and an increase of $656,000 in other costs. Other costs include amortization, interest expense and foreign exchange. The $107.8 million increase in sales for the nine months ended September 30, 2005 resulted in a 13.2% incremental flow through to income before income taxes.

Income Taxes

The Company's effective tax rate for the quarter ended September 30, 2005 was 36.6%, as compared to an effective tax rate of 39.2% for the quarter ended September 30, 2004. The Company's effective tax rate for the nine months ended September 30, 2005 was 37.0%, as compared to an effective tax rate of 42.2% for the nine months ended September 30, 2004. The Company's combined federal and provincial statutory tax rate for the period ended September 30, 2005 was 34.4%, compared to 34.6% for the period ended September 30, 2004.  The reduction in the effective tax rate for the three and nine months ended September 30, 2005 is due to non-deductible items and capital and other taxes that became a smaller component of the overall income tax charge in relation to the increase in income before income taxes as compared to the three and nine months ended September 30, 2004.

Income from Continuing Operations

Income from continuing operations increased to $4.2 million or $0.22 per share (diluted) for the quarter ended September 30, 2005 as compared to $1.2 million or $0.07 per share (diluted) for the quarter ended September 30, 2004.

Income from continuing operations increased to $12.6 million or $0.68 per share (diluted) for the nine months ended September 30, 2005 as compared to $3.3 million or $0.19 per share (diluted) for the nine months ended September 30, 2004.

Loss from Discontinued Operations

On March 31, 2004, the Company sold its 50% interest in its small horsepower compression operations for cash proceeds of $961,000. No gain or loss on disposition resulted from this transaction.

Loss from discontinued operations for the nine months ended September 30, 2004 was $27,000.

Net Income and Net Income per Share

Net income for the quarter ended September 30, 2005 was $4.2 million or $0.22 per share (diluted) as compared to $1.2 million or $0.07 per share (diluted) for the quarter ended September 30, 2004.  This represents an income improvement of $3.0 million or $0.15 per share (diluted). The $43.6 million increase in sales for the quarter resulted in an incremental flow through to net income of 6.9%.

Net income for the nine months ended September 30, 2005 was $12.6 million or $0.68 per share (diluted) as compared to $3.3 million or $0.19 per share (diluted) for the nine months ended September 30, 2004. This represents an income improvement of $9.3 million or $0.49 per share (diluted). The $107.8 million increase in sales for the first nine months of 2005 resulted in an incremental flow through to net income of 8.6%.

Summary of Quarterly Financial Data

The selected quarterly financial data presented below is presented in Canadian dollars.

(in thousands of Cdn. dollars except per share data)
Unaudited	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3
	2003	2004	2004	2004	2004	2005	2005	2005

Sales	72,987	89,032	67,002	78,232	104,435	128,372	91,899	121,809

Net income from continuing operations	1,196	1,587	518	1,198	2,839	5,804	2,543	4,214

Loss from discontinued operations	(544)	(27)	-	-	-	-	-	-

Net income	652	1,560	518	1,198	2,839	5,804	2,543	4,214

EBITDA(1)	3,485	4,148	2,401	3,421	5,958	10,745	5,897	8,300
EBITDA(1) as a % of sales	0.0%	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%	0.1%
*	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

Net income per share
Basic	$ 0.03	$ 0.09	$ 0.03	$ 0.07	$ 0.17	$ 0.34	$ 0.14	$ 0.25
Diluted	$ 0.03	$ 0.09	$ 0.03	$ 0.07	$ 0.16	$ 0.32	$ 0.14	$ 0.22

The Company's sales levels are affected by weather conditions.  As warm weather returns in the spring each year the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have dried out.  In addition, many exploration and production areas in northern Canada are accessible only in the winter months when the ground is frozen.  As a result, the first and fourth quarters typically represent the busiest time and highest sales activity for the Company.  Sales levels drop dramatically during the second quarter until such time as the roads have dried and road bans have been lifted.

Sales for the quarter ended September 30, 2005 increased 32.5% to $121.8 million from $91.9 million for the quarter ended June 30, 2005. Sales for the quarter ended September 30, 2004 increased 16.8% to $78.2 million from $67.0 million for the quarter ended June 30, 2004. The quarterly increase in sales reflects the overall increase in market activity due to conclusion of spring breakup as described above.

Net income was $4.2 million or $0.22 per share (diluted) for the quarter ended September 30, 2005 compared to $2.5 million or $0.14 per share (diluted) for the quarter ended June 30, 2005. The increase in net income is due to the increase in sales that is typical for the third quarter due to the weather conditions described above. Excluding the second quarter where activity levels are affected by weather conditions, the Company's level of sales and net earnings have increased since Q4 of 2003. Although activity levels have increased, the Company's sales have outpaced the increase in activity levels reflecting an increase in market share for all products.

Liquidity and Capital Resources

For the three months ended September 30, 2005, the Company generated $5.5 million in cash from operating activities, before net change in non-cash working capital balances, and $777,000 in the issuance of capital stock from the exercise of employee stock options.  This was offset by a $7.7 million increase in working capital (excluding the bank operating loan), a $168,000 investment in capital and other expenditures and $79,000 in cash used to repay capital leases.  These activities resulted in a $1.7 million increase in the bank operating loan.

For the nine months ended September 30, 2005 the Company generated $15.2 million in cash from operating activities, before net change in non-cash working capital balances, and $1.0 million in the issuance of capital stock from the exercise of employee stock options. This was offset by an $18.8 million increase in working capital (excluding the bank operating loan), a $286,000 investment in capital and other expenditures and $205,000 in cash used to repay capital leases.  These activities resulted in a $3.1 million increase in the bank operating loan.  Cash generated from operating activities was reinvested back into accounts receivable and inventory, net of accounts payable for the nine months ended September 30, 2005.

The Company's primary internal source of liquidity is cash flow from operating activities, before net change in non-cash working capital balances, which increased to $5.5 million for the quarter ended September 30, 2005, and $15.2 million for the nine months ended September 30, 2005. This is an improvement of $3.0 million and $8.5 million respectively compared to the same periods in 2004. The improvement reflects improvement in profitability of the Company due to the increase in the level of exploration and production activity in the western Canadian sedimentary basin, increased market share and gross profit margin improvement.

For the quarter ended September 30, 2005 accounts receivable increased $19.4 million or 32.1% to $79.9 million from $60.5 million as at June 30, 2005. For the nine months ended September 30, 2005 accounts receivable increased $13.4 million or 20.1% to $79.9 million from $66.6 million as at December 31, 2004.

Average Days Sales Outstanding (DSO) was 49.4 days for the quarter ended September 30, 2005 and 52.2 days in the first nine months of 2005 as compared to 53.0 days for the quarter ended September 30, 2004 and 53.5 days for the first nine months of 2004. Accounts receivable greater than 90 days old were 0.8% of accounts receivable as at September 30, 2005 versus 2.7% as at September 30, 2004 and 3.8% as at June 30, 2005. Trade accounts receivables are tightly managed by the Company with daily calls to customers to solve payment issues.  In addition, the Company's accounts receivable team works closely with customers to help simplify payment and approval processes.

Total inventory for the Company increased 4.8% to $79.5 million as at September 30, 2005 as compared to $75.9 million as at June 30, 2005. Total inventory for the nine months ended September 30, 2005 increased $15.2 million or 23.6% to $79.5 million from $64.3 million as at December 31, 2004.  The Company has increased its investment in offshore tubular products due to long lead times and steel shortages in order to accommodate activity levels for the remainder of 2005 and the first quarter of 2006.

The Company measures inventory efficiency by using an inventory turns calculation.  Inventory turned 5.1 times (annualized) in the third quarter of 2005 and 5.2 times (annualized) in the first nine months of 2005, compared to 4.5 times (annualized) in the third quarter of 2004 and 4.7 times (annualized) in the first nine months of 2004 and 4.9 times for the year ended December 31, 2004. CE Franklin targets inventory turns of 5.0 times (annualized).

Accounts payable and accrued liabilities have increased $11.6 million to $67.9 million as at September 30, 2005 as compared to $56.3 million as at June 30, 2005.  The increase reflects an overall increase in inventory purchases during the third quarter.

Property and equipment decreased 38.7% to $3.7 million from $6.1 million at December 31, 2004.  This decrease reflects amortization expense of $3.5 million offset by capital expenditures of $286,000 and $862,000 in additions to rental equipment assets and capital leases.

The Company finances accounts receivable, inventories, bank overdraft, accounts payable, accrued liabilities and income taxes payable with its demand bank operating loan.  The demand bank operating loan increased $1.7 million to $29.2 million at September 30, 2005 from $27.5 million at June 30, 2005 and increased $3.0 million from $26.1 million at December 31, 2004.

As at September 30, 2005 the Company's total capitalization (financed debt plus equity) was comprised of debt of 30.5% and equity of 69.5%.

On July 29, 2005, the Company renewed its 364 day bank operating facility.  The facility has been increased to $60.0 million, bears interest at rates between prime plus 0.5% and prime plus 0.875%, and is payable on demand.  The Company's borrowing capacity under its demand bank operating loan is dependent on maintaining compliance with certain financial covenants and a borrowing base formula applied to accounts receivable and inventories.  As at September 30, 2005, the Company was well within the covenant compliance thresholds and was able to draw up to $60.0 million against its bank operating line based on the borrowing base formula.

Contractual Obligations

There have been no material changes in any contractual obligations since the year ended December 31, 2004.

Off-Balance Sheet Arrangements

The Company has not engaged in off-balance sheet financing arrangements.

Related party transactions

Messrs. Douglas L. Rock and John L. Kennedy, directors of the Company, are directors or officers of, or otherwise interested in, Smith International Inc. ("Smith"), which owns 55% of the Company's outstanding common shares.  The Company is the exclusive distributor of bottom hole pump production equipment manufactured by a subsidiary of Wilson International, Inc. ("Wilson"), a wholly owned subsidiary of its principal shareholder, Smith.  The transactions with Wilson are in the normal course of business and at commercial rates.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks from changes in interest rates and foreign exchange rates. The Company will, from time to time, enter into foreign currency forward exchange contracts with financial institutions to fix the value of liabilities on future commitments. These foreign currency exchange contracts are not designated as hedges for accounting purposes. The value of the contract is marked to market and the change in value is recognized in the Company's Statements of Operations. The Company entered into such contracts in 2005, the impact of which was not material. As at September 30, 2005 there was an outstanding contract for $2.3 million.

The Company has exposure to interest rate fluctuations on its demand bank operating loan. The Company has, in the past, entered into interest rate contracts to hedge its interest rate risk associated with the demand bank operating loan. No such contracts were in place for 2005 or 2004. The Company does not use financial instruments for speculative purposes.

As at September 30, 2005 there were no unrecognized gains or losses associated with the above instruments.

Critical Accounting Estimates

There have been no material changes in critical accounting estimates since the year ended December 31, 2004.

Change in Accounting Policies

There have been no changes in critical accounting policies since the year ended December 31, 2004.

Other Items

The Company's Form 20-F is available on SEDAR @ www.sedar.com.

CE Franklin has authorized an unlimited number of common shares with no par value.  As at September 30, 2005 the Company had 17,430,499 common shares outstanding.

The Board of Directors may grant options to purchase up to 2,240,925 common shares, with 298,413 future options remaining available to grant.  As at September 30, 2005 options to purchase 1,669,092 common shares were outstanding at an average exercise price of $3.68 per common share.

Forward-Looking Statements

Certain statements contained in this MD&A constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform act of 1995.  All statements, other than statements of historical facts, that address activities, events, outcomes and other matters that CE Franklin plans, expects, intends, assumes, believes, budgets, predicts, forecasts, projects, estimates or anticipates (and other similar expressions) will, should or may occur in the future are forward-looking statements.  These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events.  When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this MD&A, including those found under the caption "Risk and Uncertainties".

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

  the continued efficacy of the Company's enterprise systems;

  the anticipated drilling activity levels;

  the planned amounts outstanding under the Company's bank operating loan;

  planned capital expenditures and working capital and availability of capital resources to fund capital expenditures and working capital;

  the Company's future financial condition or results of operations and future revenues and expenses;

  the Company's future gross profit and net profit margins;

  the Company's business strategy and other plans and objectives for future operations;

  fluctuations in worldwide prices and demand for oil and gas;

  fluctuations in levels of gas and oil exploration and development activities; and

  fluctuations in the demand for the Company's products and services.

We caution you that these forward-looking statements are subject to risks and uncertainties, many of which are beyond CE Franklin's control.  These risks include, but are not limited to, economic conditions, seasonality of drilling activity,  commodity price volatility for oil and gas, currency fluctuations, inflation, regulatory changes and the other risks described under the caption "Risk and Uncertainties".

Should one or more of the risks or uncertainties described above or elsewhere in this MD&A occur, or should underlying assumptions prove incorrect, the Company's actual results and plans could differ materially from those expressed in any forward-looking statements.

All forward-looking statements expressed or implied, included in this MD&A and attributable to CE Franklin are qualified in their entirety by this cautionary statement.  This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that CE Franklin or persons acting on its behalf might issue.  CE Franklin does not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date of filing this MD&A with the Securities and Exchange Commission, except as required by law.

Risk and Uncertainties

CE Franklin's financial performance may be influenced favorably or adversely by certain external factors as described below.

Fluctuations in oil and gas prices could affect the demand for CE Franklin's products and services and, therefore, CE Franklin's sales, cash flows and profitability.  CE Franklin's operations are materially dependent upon the level of activity in oil and gas exploration and production.  Both short-term and long-term trends in oil and gas prices affect the level of such activity.  Oil and gas prices and, therefore, the level of drilling, exploration and production activity can be volatile.  Factors that can cause price fluctuations include:

  relatively minor changes in the worldwide supply of and demand for oil and natural gas;

  the ability of the members of the Organization of Petroleum Exporting Countries ("OPEC") to maintain price stability through voluntary production limits;

  the level of production by non-OPEC countries;

  North American demand for gas;

  general economic and political conditions; and

  the presence or absence of drilling incentives such as Canadian provincial royalty holidays, fluctuation in the value of the Canadian dollar, availability of new leases and concessions and government regulations regarding, among other things, export controls, environmental protection, taxation, price controls and product allocation.

Worldwide military, political and economic events, including initiatives by OPEC, affect both the demand for, and the supply of, oil and gas.  Fluctuations during the last few years in the demand and supply of oil and gas have contributed to, and are likely to continue to contribute to, price volatility.  CE Franklin believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity.  This would likely result in a corresponding decline in the demand for CE Franklin's products and services and could have a material adverse effect on CE Franklin's sales, cash flows and profitability.  There can be no assurances as to the future level of demand for CE Franklin's products and services or future conditions in the oil and gas and oilfield supply industries.

Adverse weather conditions could temporarily decrease the demand for CE Franklin's products and services.  CE Franklin's financial performance is tied closely to the seasonality of drilling activity.  Higher drilling activity in Canada is generally experienced in the winter months.  In the spring and early summer, drilling activity slows due to the difficulty in moving equipment during the spring thaws.  To the extent that unseasonable weather conditions such as excessive rain or unusually warm winters affect the ability of CE Franklin's customers to access their oil and gas wells, then the demand for CE Franklin's products and services would temporarily decrease and the Company's sales, cash flows and profitability would be adversely affected.

CE Franklin operates in a highly competitive industry, which may adversely affect CE Franklin's sales, cash flows and profitability.  The Canadian oilfield supply industry in which CE Franklin operates is very competitive.  The Company believes that its future profitability is partially influenced by competitive factors beyond its control, including:

  the ability of some customers to purchase oilfield supplies and tubular products directly from the manufacturer rather than from independent oilfield supply distributors and brokers;

  the ability for new brokers and distributors to enter the tubular supply business and the general supply business if the oil and gas industry were to experience significant growth in drilling activity;

  price competition among major supply companies;

  cost of goods being subject to raw material shortages such as steel and the inability of CE Franklin to pass these price increases on to customers.

CE Franklin and its largest competitors generally operate at low profit margins due to price competition.  Price competition is due in part to consumer price pressure, in addition to the major supply companies competing for the same business.

The loss of CE Franklin's major supplier for its tubular products could adversely affect the Company's sales and gross profit.  A portion of CE Franklin's business is the sale of tubular products that are primarily obtained from one supplier.  Although the Company believes that it has historically had and continues to have a good relationship with its supplier, there can be no assurance that such relationship will continue.  In the event the Company is unable to source tubular products from its existing supplier, then CE Franklin would need to search for an alternate supplier of these goods.

The compensation expense recorded in the third quarter of 2005 and in the nine month period ended September 30, 2005 for common share options granted subsequent to December 31, 2002 was $146,000 and $439,000 respectively.  The compensation expense recorded for the quarter and the nine month period ended September 30, 2004 was $64,000 and $192,000 respectively.

No compensation expense is recorded for stock options awarded prior to January 1, 2003 as the Company has continued to apply the intrinsic method of accounting for stock options granted to employees, officers and directors.  The consideration paid by option holders on the exercise of these options is and will be credited to capital stock.  Had compensation cost been determined on the basis of fair values, net income for the quarter and the nine month period ended September 30, 2005 would have decreased by $128,000 ($0.01 per common share) and $384,000 ($0.02 per common share) respectively.  The net income for the quarter and nine month period ended September 30, 2004 would have decreased by $200,000 ($0.01 per common share) and $598,000 ($0.03 per common share) respectively.

Note 4 - Income taxes

a)

The difference between the income tax provision recorded and the provision obtained by applying the combined federal and provincial statutory rates is as follows:

	Three Months Ended				Nine Months Ended
	September 30		September 30		September 30		September 30
	2005		2004		2005		2004

Income before income taxes	6,650		1,969		19,944		5,715
Incomes taxes calculated at expected rates	2,285	34.4%	680	34.6%	6,853	34.4%	1,975	34.6%
Non-deductible items	97	1.5%	67	3.4%	550	2.7%	202	3.5%
Capital and large corporations taxes	17	0.2%	18	0.9%	42	0.2%	87	1.5%
Other	37	0.5%	6	0.3%	-62	-0.3%	148	2.6%
	2,436	36.6%	771	39.2%	7,383	37.0%	2,412	42.2%

b)

Future income taxes reflect the net effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  Significant components of future income tax assets and liabilities are as follows:

	September 30	December 31
	2005	2004

Assets
Financing and investment charges	915	109
Property and equipment	376	-
Other	151	135
	1,442	244

Liabilities
Property and equipment	-	303
Goodwill	549	553
	549	856

Net future income tax asset (liability)	893	-612

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible.  Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on projected operating results and tax planning strategies available.

CE Franklin Ltd.
Interim Statements of Operations
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands of Canadian dollars, except per share data)	2005	2004	2005	2004

Sales	121,809	78,232	342,080	234,266
Cost of sales	99,832	63,842	278,276	193,077
Gross profit	21,977	14,390	63,804	41,189

Other expenses (income)
Selling, general and administrative expenses	13,853	11,011	38,966	31,236
Amortization	1,207	1,107	3,553	3,236
Interest expense	443	345	1,445	1,019
Foreign exchange gain	-167	-41	-95	-7
Other income	-9	-1	-9	-10
	15,327	12,421	43,860	35,474

Income before income taxes	6,650	1,969	19,944	5,715
Income tax expense (recovery) (note 4)
Current	2,643	931	8,888	2,961
Future	-207	-160	-1,505	-549
	2,436	771	7,383	2,412

Income from continuing operations	4,214	1,198	12,561	3,303
Loss from discontinued operations (note 2)	-	-	-	-27

Net income for the period	4,214	1,198	12,561	3,276

Net income per share (note 3)
Basic	0.25	0.07	0.73	0.19
Diluted	0.22	0.07	0.68	0.19
Weighted average number of shares outstanding
Basic	17,328,175	17,191,397	17,256,201	17,185,532
Diluted	18,439,928	17,554,562	18,439,928	17,554,562

CE Franklin Ltd.
Interim Balance Sheets
(Unaudited)

	September 30	December 31
(in thousands of Canadian dollars)	2005	2004

ASSETS
Current assets
Accounts receivable	79,940	66,573
Inventories	79,453	64,282
Other	2,990	552
	162,383	131,407
Property and equipment	3,737	6,097
Goodwill	7,765	7,765
Future income taxes (note 4)	893	-
Other	195	240
	174,973	145,509
LIABILITIES
Current liabilities
Bank overdraft	3,434	5,270
Bank operating loan	29,162	26,140
Accounts payable	33,160	29,381
Accrued liabilities	34,755	26,136
Income taxes payable	5,676	3,074
Current portion of obligations under capital lease	200	204
	106,387	90,205
Obligations under capital lease	478	626
Future income taxes (note 4)	-	612
	106,865	91,443
SHAREHOLDERS' EQUITY
Capital stock	20,431	19,335
Contributed surplus	14,243	13,858
Retained earnings	33,434	20,873
	68,108	54,066
	174,973	145,509

CE Franklin Ltd.
Interim Statements of Cash Flows
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30	September 30	September 30	September 30
(in thousands of Canadian dollars)	2005	2004	2005	2004

Cash flows from operating activities
Income from continuing operations	4,214	1,198	12,561	3,303
Items not affecting cash -
Amortization	1,207	1,107	3,553	3,236
Gain on disposal of property and equipment	-9	-1	-9	-5
Future income tax recovery	-207	-160	-1,505	-549
Increase in inventory write-downs	135	291	126	522
Stock option expense	146	64	439	192
	5,486	2,499	15,165	6,699
Net change in non-cash working capital balances
related to operations -
Accounts receivable	-19,435	-10,966	-13,367	-9,181
Inventories	-4,099	970	-16,127	-9,200
Other current assets	-143	266	-2,438	-158
Accounts payable	-1,548	-2,725	3,779	-9,119
Accrued liabilities	13,115	5,542	8,619	5,939
Income taxes payable	1,309	511	2,602	1,519
Net cash flow from continuing operations	-5,315	-3,903	-1,767	-13,501
Net cash flow from discontinued operations (note 2)	-	-	-	-26
	-5,315	-3,903	-1,767	-13,527
Cash flows from financing activities
Issuance of capital stock	777	12	1,042	63
Increase (decrease) in bank operating loan	1,692	-3,956	3,022	3,080
Increase (decrease) in bank overdraft	3,063	5,492	-1,836	5,492
Decrease in obligations under capital lease	-79	-87	-205	-296
	5,453	1,461	2,023	8,339
Cash flows from investing activities
Purchase of property and equipment	-168	-262	-286	-701
Proceeds on disposal of property and equipment	30	18	30	49
Proceeds on sale of compression operations (note 2)	-	-	-	961
Net cash flow from continuing operations	-138	-244	-256	309
Net cash flow from discontinued operations (note 2)	-	-	-	-2
	-138	-244	-256	307
Change in cash and cash equivalents during the period	-	-2,686	-	-4,881
Cash and cash equivalents - Beginning of period	-	2,686	-	4,881
Cash and cash equivalents - End of period	-	-	-	-
Cash paid during the period for:
Interest on bank operating loan	430	327	1,410	1,004
Interest on obligations under capital lease	13	18	35	29
Income taxes	1,335	420	6,286	2,818

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I Michael West, Chairman, President and Chief Executive Officer of CE Franklin Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CE Franklin Ltd., (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  October 27, 2005

"SIGNED"

Michael West

Chairman, President and Chief Executive Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I Salvatore Secreti; Vice President and Chief Financial Officer of CE Franklin Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CE Franklin Ltd., (the issuer) for the interim period ending September 30, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date:  October 27, 2005

"SIGNED"

Salvatore Secreti

Vice President and Chief Financial Officer